EXHIBIT 99.1

Innate Pharma to hold its Annual General Meeting of shareholders on May 23, 2024

Marseille, France, April 15, 2024, 7:00 AM CEST

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) will hold its Annual General Meeting of Shareholders (“AGM”) at 10:30 a.m. CEST on May 23, 2024 in its headquarters, 117 avenue de Luminy, F-13009 Marseille.

The Notice of Meeting of this AGM was published on April 15, 2024 in the French legal bulletin. It includes the agenda, the proposed resolutions as well as instructions to participate and vote in this AGM.

Preparatory documentation for the Meeting will be made available to shareholders in accordance with current regulations, and will also be available in the Investors section of the Company's website.

The Annual General Meeting will also be broadcasted live and available at the following link: https://app.livestorm.co/p/6ae4e3e6-227c-465b-a057-88d52b2209a1
A guided tour of the Company's laboratories is organized on the same day at 9:30 a.m. CEST for shareholders. Shareholders can register for the tour at this link: https://form.jotform.com/241012904780045

Precision regarding the AGM:
Only shareholders having registered their shares at least two business days prior to the date of the AGM, by zero hour Paris time, will be able to participate.
Shareholders holding “au porteur” (bearer) shares will need to obtain an “attestation de participation” (certificate of shareholding) from their brokers. This “attestation de participation” must be attached to the voting or proxy form.
Written questions from shareholders must be received the second business days prior to the AGM at the latest (by e-mail to investors@innate-pharma.fr).
Shareholders can also obtain the legal documentation in preparation of the AGM (as described in article R. 225-83 of the French Code de Commerce) by sending a request by e-mail to investors@innate-pharma.fr.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts
For additional information, please contact:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu